

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pursuit Capital Marketing, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pursuit Capital Marketing, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pursuit Capital Marketing, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pursuit Capital Marketing, LLC's management. Our responsibility is to express an opinion on Pursuit Capital Marketing, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pursuit Capital Marketing, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Pursuit Capital Marketing, LLC's financial statements. The supplemental information is the responsibility of Pursuit Capital Marketing, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KBL, LLP

We have served as Pursuit Capital Marketing, LLC's auditor since 2013.

KBL, LLP
New York, NY
February 12, 2018

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 **212.785.9700**

PURSUIT CAPITAL MARKETING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	525,511
Accounts receivable		1,174,871
Prepaid expenses		12,234
Security deposits		2,479
Total assets	$	1,715,095

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	725
Members' equity		1,714,370
Total liabilities and members' equity	$	1,715,095

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Pursuit Capital Marketing LLC (the "Company") was organized as a Limited Liability Company on September 8, 2005 in the state of Massachusetts. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on February 15, 2011. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company acts as an intermediary in the marketing of investment strategies for its Asset Manager clients to prospective institutional investors through registered investment advisors, consultants and/or third parties and directly to plan sponsors. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are from consulting fees, fixed retainer fees, and a percentage of the Asset Manager's money management fee. Consulting agreements with Asset Managers are multi-year contracts. Marketing contracts are also for multiple years. The Company is compensated by a fixed fee and a percentage of the Asset Manager's money management fee. The asset based fee to be paid to the Company shall be determined on the basis of fees earned and collected by the Asset Manager. This calculation shall include all fees earned and received by the Asset Manager as a result of cash or in-kind additions to the accounts, fees on the basis of growth of assets, and investment performance. Once the fee is determined and agreed (realized) upon by both the Company and the Asset Manager, the Company recognizes the asset based fee and invoices the Asset Manager. The earnings process is not completed by the Asset Managers for approximately 105 days after the quarter end fees are due and payable to Company within seven business days of receipt of the invoice.

Depreciation

The Company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Furniture & Computer Equipment   5-7 years

Accounts Receivable

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $524,786, which was $519,786 in excess of the FINRA minimum net capital requirement of $5,000.

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2017, one customer accounted for 100% of the Company's revenue. These customers accounted for 100% of accounts receivable as of December 31, 2017

5. COMMITMENTS AND CONTINGENCIES

Leases
The Company leased office space under a three-year lease which began October 1, 2011. The base monthly rent was $2,072 and was adjustable by 3% annually. The lease expired on September 30, 2014 and the Company is now under a month-to-month arrangement. The Company paid $29,045 in office rent (including area maintenance cost) for the year ended December 31, 2017.

6. PENSION AND PROFIT SHARING PLAN

The Company sponsors a defined contribution profit sharing plan and a cash balance plan that covers substantially all of its employees. Contributions are made at the discretion of the Members of the Company. Contributions made to the plan for the year ended December 31, 2017 totaled $159,000. The Company paid $106,000 for the two members. These payments are included in Members' Distributions.

7. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2017, and February 12, 2018, when the financial statements were issued.

PURSUIT CAPITAL MARKETING, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Pursuit Capital Marketing, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

Signature:

Bob Callaghan, Chief Executive Officer



KBL LLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
of Pursuit Capital Marketing, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Pursuit Capital Marketing, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Pursuit Capital Marketing, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Pursuit Capital Marketing, LLC stated that Pursuit Capital Marketing, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Pursuit Capital Marketing, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pursuit Capital Marketing, LLC 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
February 12, 2018

535 Fifth Avenue, 30th Floor, New York, NY 10017   **212.785.9700**